Mail Stop 6010


      December 20, 2005



Masahiro Umemura
Vice Chairman
Kyocera Corporation
6, Takeda, Tobadono-cho, Fushimi-ku
Kyoto 612-8501, Japan

	Re:	Kyocera Corporation
		Form 20-F for the Fiscal Year Ended March 31, 2005
		Filed September 16, 2005
      File No. 001-07952

Dear Mr. Umemura:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 20-F for the Fiscal Year Ended March 31, 2005

Item 15. Controls and Procedures, page 102

1. We see that the management of your majority owned consolidated subsidiary, AVX Corporation, included disclosure in their March 31,
2005 Form 10-K that concluded due to several material weaknesses their disclosure controls and procedures were not effective as of March 31, 2005. We also noted the disclosure that the management of
AVX Corporation is "committed to effectively remediating known weaknesses as expeditiously as possible" and it does not appear to us that the material weaknesses were remediated as of March 31, 2005. In light of the fact that these material weaknesses existed in this majority owned subsidiary of yours, please tell us in reasonable detail the basis for Kyocera managements` conclusions that Kyocera`s disclosure controls and procedures where nonetheless effective as of the end of the period covered by the report. Additionally, please tell us the specific steps that Kyocera`s management has taken, if any, to remediate the material weaknesses. We may have further comment based on your response.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.




								Sincerely,



								Jay Webb
								Reviewing Accountant

Masahiro Umemura
Kyocera Corporation
December 20, 2005
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